Exhibit 99.1

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(I) POLL RESULTS OF 2014 ANNUAL GENERAL MEETING

(II) CHANGE OF DIRECTORS

AND

(III) 2014 FINAL DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS

The board (the "Board") of directors (the "Directors") of China Southern Airlines Company Limited (the "Company") and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF AGM

The annual general meeting for the year 2014 of the Company (the "AGM") was held at 2:00 p.m. on Tuesday, 30 June 2015 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC. The AGM was convened by the Board and presided by Mr. Si Xian Min, the Chairman of the Board. Some Directors and supervisors of the Company attended the AGM. Some members of the senior management of the Company also attended the AGM. No resolutions proposed at the AGM were being vetoed or amended.

As at the date of the AGM, there were 9,817,567,000 shares (the "Shares") of the Company in issue, which was the total number of Shares entitling the holders to attend and vote for or against the resolutions proposed at the AGM. 81 shareholders and authorized proxies holding an aggregate of 6,257,039,736 Shares carrying voting rights, representing approximately 63.73% of the total issued share capital of the Company, were present at the AGM.

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Number of shareholders and authorized proxies attended the meeting	81
Of which: number of A shareholders	75
number of H shareholders	6
Total number of voting Shares held	6,257,039,736
Of which: total number of Shares held by A shareholders	4,504,955,712
total number of Shares held by H shareholders	1,752,084,024
Percentage of the total number of voting Shares of the Company(%)	63.73
Of which: percentage of Shares held by A shareholders(%)	45.89
percentage of Shares held by H shareholders(%)	17.84

China Southern Air Holding Company and its associates, who were directly and indirectly holding an aggregate of 5,103,998,665 Shares as at the date of this announcement, are required to abstain from voting in relation to resolution No.6. As such, China Southern Air Holding Company and its associate Nan Lung Holding Limited (holding 4,039,228,665 A Shares and 1,033,650,000 H Shares, respectively), which are connected persons of the Company, had abstained from voting in relation to resolution No. 6.

Save as disclosed above, there was no restriction on any shareholder of the Company casting votes on any of the proposed resolutions at the AGM, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the AGM. No shareholder is required to abstain from voting on any of the resolutions proposed at the AGM.

All resolutions as set out in the notice of the AGM were duly passed and the poll results are as follows:

Ordinary Resolutions

1.	Resolution: To consider and approve the Report of the Directors of the Company for the year 2014.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	1,748,231,224	99.7801	15,350	0.0009	3,837,450	0.2190
H Shares	4,504,955,712	100.0000	0	0.0000	0	0.0000
Total	6,253,186,936	99.9384	15,350	0.0002	3,837,450	0.0613

2.	Resolution: To consider and approve the Report of the Supervisory Committee of the Company for the year 2014.

Result: Passed

Details:

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	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	1,748,231,224	99.7801	15,350	0.0009	3,837,450	0.2190
H Shares	4,504,949,712	99.9999	6,000	0.0001	0	0.0000
Total	6,253,180,936	99.9383	21,350	0.0003	3,837,450	0.0613

3.	Resolution: To consider and approve the audited consolidated financial statements of the Company for the year 2014.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	1,748,231,224	99.7801	15,350	0.0009	3,837,450	0.2190
H Shares	4,504,955,712	100.0000	0	0.0000	0	0.0000
Total	6,253,186,936	99.9384	15,350	0.0002	3,837,450	0.0613

4.	Resolution: To consider and approve the profit distribution proposal for the year 2014.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	1,752,034,124	99.9972	40,950	0.0023	8,950	0.0005
H Shares	4,504,955,712	100.0000	0	0.0000	0	0.0000
Total	6,256,989,836	99.9992	40,950	0.0007	8,950	0.0001

5.	Resolution: To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP to provide professional services to the Company for its domestic financial reporting, U.S. financial reporting and internal control of financial reporting for the year 2015 and PricewaterhouseCoopers to provide professional services to the Company for its Hong Kong financial reporting for the year 2015, and authorize the Board to determine their remuneration.

Result: Passed

Details:

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	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	1,752,032,824	99.9971	51,200	0.0029	0	0.0000
H Shares	4,504,955,712	100.0000	0	0.0000	0	0.0000
Total	6,256,988,536	99.9992	51,200	0.0008	0	0.0000

6.	Resolution: To consider and approve the supplemental agreement to the financial services framework agreement entered into between the Company and Southern Airlines Group Finance Company Limited.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	334,656,807	46.5814	355,920,067	49.5411	27,857,150	3.8775
H Shares	465,260,097	99.8997	466,950	0.1003	0	0.0000
Total	799,916,904	67.5514	356,387,017	30.0962	27,857,150	2.3525

7.	Resolution: To consider and approve to authorize Xiamen Airlines Company Limited to provide loan guarantees to Hebei Airlines Company Limited with an aggregate balance up to RMB3.5 billion within the period from 1 July 2015 to 30 June 2016.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	1,473,347,233	84.0911	250,884,341	14.3192	27,852,450	1.5897
H Shares	4,504,740,362	99.9952	215,350	0.0048	0	0.0000
Total	5,978,087,595	95.5418	251,099,691	4.0131	27,852,450	0.4451

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Special Resolutions

8.	Resolution: To authorise the Board to allot, issue and deal with additional shares of the Company and to authorise the Board to increase the registered capital and make such appropriate and necessary amendments to the Articles of Association of the Company to reflect such increase in the registered capital of the Company upon the allotment or issuance of shares.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	1,427,602,307	81.4802	324,443,217	18.5176	38,500	0.0022
H Shares	4,504,494,762	99.9898	460,950	0.0102	0	0.0000
Total	5,932,097,069	94.8068	324,904,167	5.1926	38,500	0.0006

9.	Resolution: To consider the authorization given to the Board, generally and unconditionally, to issue the debt financing instruments.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	1,458,537,729	83.2459	271,306,382	15.4848	22,239,913	1.2693
H Shares	4,504,489,262	99.9896	215,350	0.0048	251,100	0.0056
Total	5,963,026,991	95.3011	271,521,732	4.3395	22,491,013	0.3595

Additional Ordinary Resolutions

10.	Resolution: To consider and approve the appointment of Mr. Guo Wei as the independent non-executive director of the seventh session of the board of directors of the Company.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	1,706,524,038	97.3997	45,557,386	2.6002	2,600	0.0001
H Shares	4,504,950,212	99.9999	0	0.0000	5,500	0.0001
Total	6,211,474,250	99.2718	45,557,386	0.7281	8,100	0.0001

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11.	Resolution: To consider and approve the appointment of Mr. Jiao Shu Ge as the independent non-executive director of the seventh session of the board of directors of the Company.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	1,742,864,161	99.4738	9,208,313	0.5256	11,550	0.0007
H Shares	4,504,944,212	99.9997	6,000	0.0001	5,500	0.0001
Total	6,247,808,373	99.8525	9,214,313	0.1473	17,050	0.0003

More than 50% of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No. 1 to No. 7 and No. 10 to No. 11. More than 2/3 of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No.8 to No.9.

According to the requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, PricewaterhouseCoopers was appointed as the scrutineer in respect of votings at the AGM. (Note)

Lv Hui and Zhou Xia, PRC lawyers from Z & T Law Firm, attended the AGM and issued a legal opinion stating that the convening and holding of the AGM, the procedures for the holding of the AGM, the eligibility of the persons who attended the AGM and the procedures for voting at the AGM are in compliance with the PRC Company Law, the Regulation of the Shareholders’ Meeting of a Listed Company, and the Articles of Association of the Company, and that the resolutions passed at the AGM are lawful and valid.

Note:	The poll results were subject to scrutiny by PricewaterhouseCoopers, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

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CHANGE OF DIRECTORS

The resolutions in relation to the appointment of Mr. Guo Wei and Mr. Jiao Shu Ge as the independent non-executive directors of the Company were approved by the shareholders of the Company at the AGM and the said appointment took effect on the date of passing of the resolutions at the AGM. According to the announcement of the Company dated 9 April 2015, Mr. Wei Jin Cai resigned as an independent non-executive director of the Company upon the date of the effective appointment of Mr. Guo Wei and Mr. Jiao Shu Ge. Mr. Wei Jin Cai confirms that he has no disagreement in any respect with the Board and the Company, and there is no matter relating to his resignation that should be brought to the attention of the shareholders of the Company.

The biographical and remuneration details of Mr. Guo Wei and Mr. Jiao Shu Ge have been disclosed in the announcement of the Company dated 9 June 2015.

As at the date of this announcement, save as disclosed, none of the above newly appointed directors (i) had held any directorships in other publicly listed companies in the last three years; (ii) had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Mr. Guo Wei and Mr. Jiao Shu Ge have also confirmed that they have met the independence requirements as set out in Rule 3.13 of The Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

There is no other matter relating to the appointment of Mr. Guo Wei and Mr. Jiao Shu Ge that needs to be brought to the attention of the shareholders of the Company, nor is there any other information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

The Board also resolved that (i) Mr. Ning Xiang Dong and Mr. Guo Wei be appointed as the members of the Strategic Decision-making Committee; (ii) Mr. Jiao Shu Ge be appointed as the member of the Audit Committee; (iii) Mr. Yuan Xin An and Mr. Guo Wei be appointed as the members of the Remuneration and Assessment Committee and Mr. Tan Jin Song cease to be a member of the Remuneration and Assessment Committee; and (iv) Mr. Jiao Shu Ge be appointed as the member of the Nomination Committee.

2014 FINAL DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS

Payment of 2014 Final Dividends

Following the approval by the shareholders of the Company at the AGM, the Board is pleased to announce that the Company will distribute 2014 final dividends of RMB393 million, or RMB0.40 per 10 Shares (inclusive of applicable tax) based on the total number of 9,817,567,000 Shares. The details relating to payment of final dividend of the Company for the year ended 31 December 2014 to holders of H shares of the Company are set out below:

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The Company will pay a final dividend of RMB0.40 per 10 Shares (equivalent to HK$0.507 per 10 Shares) (inclusive of applicable tax) for the year ended 31 December 2014. The final dividends will be paid to shareholders whose names appear on the register of members of the Company at the close of business on Tuesday, 21 July 2015 (the "Record Date").

Dividends payable to the Company’s shareholders shall be denominated and declared in Renminbi. Dividends payable to the holders of A Shares shall be paid in Renminbi while dividends payable to the holders of H Shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the mean of the middle rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the calendar week prior to the declaration of the final dividends at the AGM (RMB0.788718 equivalent to HK$1.00).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay to such Receiving Agent the final dividends declared for payment to holders of H Shares. The Receiving Agent will pay the final dividends on Thursday, 6 August 2015. Relevant cheques will be despatched on the same day to holders of H Shares entitled to receive such dividends by ordinary post and at their own risk.

Holders of A shares whose names are on the Company’s register of members of A shares on Wednesday, 5 August 2015 will be entitled to receive the final dividend and the final dividend is expected to be paid to the holders of A shares on or around Thursday, 6 August 2015.

Closure of Register of Members

In order to determine the list of holders of H shares who are entitled to receive the final dividend for the year ended 31 December 2014, the Company’s register of members of H shares will be closed from Thursday, 16 July 2015 to Tuesday, 21 July 2015, both days inclusive. In order to be entitled to receive the final dividend (if approved), holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H shares registrar of the Company, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Wednesday, 15 July 2015.

Enterprise Income Tax Withholding of Overseas Non-Resident Enterprises

In accordance with the “Enterprise Income Tax Law of the People’s Republic of China” («中華人民共和國企業所得稅法») and the “Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” («中華人民共和國企業所得稅法實施條例»), both implemented on 1 January 2008 and the “Notice of the State Administration of Taxation on Issues Relevant to the Withholding of Enterprise Income Tax on Dividends Paid by PRC Enterprises to Offshore Non-resident Enterprise Holders of H Shares” (Guo Shui Han [2008] No. 897) («關於中國居民企業向境外H股非居 民企業股東派發股息代扣代繳企業所得稅有關問題的通知»(國稅函[2008]897號)) promulgated on 6 November 2008, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders whose names appear on the register of members of H Shares of the Company. As such, any H Shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of Hong Kong Securities Clearing Company Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H Shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends.

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If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the register of members of H Shares of the Company which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire the Company to withhold the said 10% enterprise income tax, it shall submit to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Wednesday, 15 July 2015 a legal opinion, issued by a PRC qualified lawyer (inscribed with the seal of the applicable law firm), that verifies its resident enterprise status. The Company assumes no liability and will not deal with any dispute over income tax withholding triggered by failure to submit proof materials within the stipulated time frame, and holders of H Shares of the Company shall either personally or appoint a representative to attend to the procedures in accordance with the applicable tax regulations and relevant provisions of the PRC.

Individual Income Tax Withholding of Overseas Individual Shareholders

Pursuant to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa [1993] No. 045 (Guo Shui Han [2011] No. 348)(«國家稅務總局關於國稅發[1993] 045號文件廢止後有關個人所得稅徵管問題的通知»(國稅函[2011] 348號)) , issued by the State Administration of Taxation of the PRC on 28 June 2011, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate.

However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) («關於個人所得稅若干政策問題的通知»(財稅字[1994]020號))promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

As such, the Company will not withhold and pay the individual income tax on behalf of overseas individual shareholders when the Company distributes the 2014 final dividends to overseas individual shareholders whose names appear on the register of members of H shares of the Company.

Profit Distribution to Investors of Northbound Trading

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A shares of the Company listed on the Shanghai Stock Exchange (the "Northbound Trading"), their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominees holding such shares. The Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors of Northbound Trading who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities of the Company for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

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The record date and the date of distribution of dividends and other arrangements for the investors of Northbound Trading will be the same as those for the holders of A shares of the Company.

Profit Distribution to Investors of Southbound Trading

For investors of the Shanghai Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on the Hong Kong Stock Exchange (the "Southbound Trading"), the Company has entered into "the Agreement on Distribution of Cash Dividends of H shares for Southbound Trading" (港股通H股股票現金紅利派發協議) with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, pursuant to which, the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H shares for Southbound Trading, will receive all cash dividends distributed by the Company and distribute the cash dividends to the relevant investors of H shares of Southbound Trading through its depositary and clearing system.

The cash dividends for the investors of H shares of Southbound Trading will be paid in RMB. Pursuant to the relevant requirements under the "Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect" (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81), for dividends received by domestic investors from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the company of such H shares shall withhold and pay individual income tax at the rate of 20% on behalf of the investors. For dividends received by domestic securities investment funds from investing in shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the tax payable shall be the same as that for individual investors. The company of such H shares will not withhold and pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

The record date and the date of distribution of dividends and other arrangements for the investors of Southbound Trading will be the same as those for the H Shareholders of the Company.

All investors are requested to read this announcement carefully. Shareholders are recommended to consult their taxation advisors regarding their holding and disposing of H Shares of the Company for the PRC, Hong Kong and other tax effects involved.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

30 June 2015

As at the date of this notice, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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